UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DELTA OIL & GAS, INC.
(Name of Issuer)
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

24778R308
(CUSIP Number)

Ronald A. Zlatniski, 4206 Cypress Grove Lane, Greensboro, NC 27455 (336) 501-2142
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	24778R308	Page 2 of 5 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Ronald A. Zlatniski
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
742,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
742,000
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
742,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.47%
14		TYPE OF REPORTING PERSON
IN

Item 1.                     Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to 742,000 shares of common stock, $.001 par value per share (the “Common Stock”), of Delta Oil & Gas, Inc., a Colorado corporation (the “Issuer”), whose principal executive offices are located at Suite 604-700 West Pender Street, Vancouver, British Columbia, Canada

Item 2.                     Identity and Background.

(a)           This Schedule 13D is filed by Ronald A. Zlatniski who is referred to herein as the “Reporting Person.”

(b)           The Reporting Person’s business address is 4206 Cypress Grove Lane, Greensboro, NC 27455.

(c)           Mr. Zlatniski manages his own personal portfolio of stocks including his holdings of Delta Oil & Gas.  Mr. Zlatniski is also a director and shareholder of St. Lawrence Seaway Corporation (NASDAQ: STLS). He is currently employed by Franklin Street Partners, a wealth management and trust company located in Chapel Hill, North Carolina.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Person has not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            United States of America.

Item 3.                     Source and Amount of Funds or Other Consideration.

All shares were purchased with personal funds in retirement accounts (IRA and 401(k)) for the benefit of Mr. Ronald A. Zlatniski

Item 4.                     Purpose of Transaction.

 Shares were purchase for investment purposes. Mr. Zlatniski may engage management or shareholders in the near future for the purposes of:

a)	Making proposals directly to shareholders or holding of special elections

b)	Nominating representative(s) to the Board of Delta Oil & Gas, Inc.

c)	Propose that Delta Oil and Gas increase the number of independent board members to fill audit and compensation committees

d)	Propose or oppose any merger or acquisition opportunities which may be pursued by Delta Oil & Gas in the future

e)	Request further disclosure of compensation, option awards, or business dealings between directors or related companies

f)	Request shareholder lists for the purposes of direct communication with shareholders

 Presently, Mr. Zlatniski has no plans with regard to such measures, and is eager to discuss with management the company’s future on a formal or informal basis, and may purchase or sell shares in the future.

Item 5.                    Interest in Securities of the Issuer.

(a)           The Reporting Person may be deemed to be the beneficial owner of 742,000 shares of Common Stock.  Such 742,000 shares represent approximately 5.47% of the 13,557,107 outstanding shares of Common Stock in Delta Oil & Gas as reported on the Company’s latest S.E.C. Form 10Q filed on or about November 20, 2009.

(b)           The Reporting Person has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 742,000 shares of Common Stock.

(c)           The Reporting Person received purchased shares in open market transactions in his personal retirement accounts between the dates of November 30, 2009 and February 10, 2010 at various prices between $0.091 and $0.42 per share.

(d)           Not applicable.

(e)           Not applicable.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.                    Material to be Filed as Exhibits.

None.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2010

/s/ Ronald A. Zlatniski
Ronald A. Zlatniski